[redacted]

SEC
Mail Processing
Section

FEB 27 2008

Washington, DC
103

08025469

:TATES
IANGE COMMISSION
, D.C. 20549

K9
3/3

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 66022 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Watch Hill Advisors LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Lexington Avenue, 19th Floor
(No. and Street)

| New York | NY | 10022 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William H. Ahrens
(Name – *if individual, state last, first, middle name*)

| 102 Newfield Road | Winchester Center | CT | 06094 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 05 2008
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/4/08

## OATH OR AFFIRMATION

I, William F Detwiler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Watch Hill Advisors LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VERONICA D. DE LOS SANTOS
Notary Public, State of New York
No. 01DE6066570
Qualified in Queens County
Commission Expires March 3, 2010

[signature]
Signature

Managing Director
Title

Veronica l. los S[illegible]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# WATCH HILL ADVISORS LLC
## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED DECEMBER 31, 2007

| | |
|---|---|
| Cash Flows From Operating Activities: | |
| Net loss | $ (51,571) |
| Adjustments to reconcile net loss to net cash used by operating activities: | |
| Expenses contributed as capital | 60,000 |
| Changes in operating assets and liabilities: | |
| Accounts receivable | 10,000 |
| Accounts payable and accrued expenses | (806) |
| Net Cash Used By Operating Activities | 17,622 |
| Net increase in cash and cash equivalents | 17,622 |
| Cash and cash equivalents, January 1, 2007 | 65,468 |
| Cash and cash equivalents, December 31, 2007 | $ 83,090 |

The accompanying notes are an integral part of these financial statements.

WATCH HILL ADVISORS LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

Note 1 – Organization:

Watch Hill Advisors LLC (the "Company"), a wholly-owned subsidiary of Watch Hill Partners LLC, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The company was founded on December 4, 2002 under the laws of the State of New York and received its approval to operate as a broker - dealer in private placement transactions from the NASD on October 27, 2003. The Company helps raise private debt and equity capital for institutional clients.

Note 2 – Significant Accounting Policies:

Basis of Presentation:

The Company maintains its books and prepares its financial statements on the accrual basis of accounting in accordance with generally accepted accounting principles.

Revenue Recognition:

The Company records revenues as they are earned based on the services provided or in the case of investment banking fees, when the transaction is consummated.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable:

Accounts receivable are stated in the balance sheet at their estimated realizable value. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual customer accounts. After management has used reasonable collection efforts outstanding balances are eliminated from accounts receivable with a corresponding charge to the valuation allowance.

Income Taxes:

The Company consolidates its taxable income with its Parent, which files a partnership return for federal, state and city purposes. As a result, no federal or state income taxes are provided as they are the responsibility of the individual members. The Company records its allocable share of New York City Unincorporated Business Tax.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 – Concentrations:

The Company maintains all of its cash in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

Note 4 – Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-eighth of aggregate indebtedness. As of December 31, 2007, the Company had net capital of $ 73,871, which exceeded its requirement by $ 68,871.

Note 5 – Related Party Transactions:

The Company records its allocable share of expenses paid on its behalf by its Parent. Such expenses amounted to $60,000 during the year ended December 31, 2007.

# WATCH HILL ADVISORS LLC
## COMPUTATION OF NET CAPITAL
## UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
## DECEMBER 31, 2007

| | |
|---|---|
| Member's Equity | $ 73,871 |
| Less: | |
| Non-allowable assets, as follows: | |
| | - |
| Net Capital | $ 73,871 |

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS
## DECEMBER 31, 2007

| | |
|---|---|
| Minimum net capital required | $ 5,000 |
| Minimum dollar net capital requirement based on one-eighth of aggregate indebtedness | $ 1,152 |
| Net capital requirement (greater of the above) | $ 5,000 |
| Excess net capital | $ 68,871 |

## COMPUTATION OF AGGREGATE INDEBTEDNESS
## DECEMBER 31, 2007

| | |
|---|---|
| Total aggregate indebtedness liabilities from Statement of Financial Condition | $ 9,219 |
| Percentage of aggregate indebtedness to net capital | 12.48% |

SCHEDULE II

WATCH HILL ADVISORS LLC
EXEMPTION PROVISION UNDER RULE 15c3-3
DECEMBER 31, 2007

An exemption from Rule 15c3-3 is claimed based on exemption (k)(2)(i).

SCHEDULE III

RECONCILIATION OF NET CAPITAL (RULE 15c3-1)
PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2007

There were no reconciling items from the Focus Part II filed for the quarter ended December 31, 2007.

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Managing Director, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

William H. Ahrens

William H. Ahrens, CPA
Winchester Center, CT
February 21, 2008

# WATCH HILL ADVISORS LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5
UNDER THE SECURITIES EXCHANGE ACT of 1934

DECEMBER 31, 2007

William H. Ahrens
Certified Public Accountant

CPA in CT and NY

P.O. Box 37
Winchester Center, CT 06094

## Independent Auditor's Report

To the Managing Director of
Watch Hill Advisors LLC

I have audited the accompanying statement of financial condition of Watch Hill Advisors LLC (the "Company") as of December 31, 2007, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's General Partner. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Watch Hill Advisors LLC as of December 31, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I, II, III is presented by the Company for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William H. Ahrens

William H. Ahrens, CPA
Winchester Center, CT
February 21, 2008

WATCH HILL ADVISORS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 83,090 |
| Total Assets | $ 83,090 |

LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| Liabilities | |
| Accounts payable and accrued expenses | $ 9,219 |
| Total Liabilities | 9,219 |
| Member's Equity | $ 73,871 |
| Total Liabilities and Member's Equity | $ 83,090 |

The accompanying notes are an integral part of these financial statements.

WATCH HILL ADVISORS LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

| | |
|---|---|
| Revenues: | |
| Other income | $ 35,000 |
| Interest income | 1,728 |
| Total Revenues | 36,728 |
| Expenses: | |
| Professional fees | 43,880 |
| Licenses and permits | 7,441 |
| Office and other | 36,978 |
| Total Expenses | 88,299 |
| Net Loss | $ (51,571) |

The accompanying notes are an integral part of these financial statements.

WATCH HILL ADVISORS LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

| | |
|---|---|
| Balance, January 1, 2007 | $ 65,442 |
| Capital contributions | 60,000 |
| Net Loss | (51,571) |
| Balance, December 31, 2007 | $ 73,871 |

END

The accompanying notes are an integral part of these financial statements.